SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-4 EF
Registration Statement Under the Securities Act of 1933

HEMET BANCORP
(Exact Name of Registrant as Specified in Its Charter)

CALIFORNIA	6021	93-0630207

(State or Other Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

3715 SUNNYSIDE DRIVE, RIVERSIDE, CALIFORNIA 92506, (909) 784-5771

(Address and Telephone Number of Principal Executive Offices)

3715 SUNNYSIDE DRIVE, RIVERSIDE, CALIFORNIA 92506

(Address of Principal Place of Business)

JAMES B. JAQUA, PRESIDENT & CEO
3715 SUNNYSIDE DRIVE, RIVERSIDE, CALIFORNIA 92506, (909) 784-5771

(Name, Address and Telephone of Agent for Service)

Copy to:
Thomas Q. Kwan, Esq., Gary Steven Findley & Associates
1470 North Hundley Street, Anaheim, California 92806, (714) 630-7136

Approximate date of commencement of proposed sale of the securities to the public: As soon as practicable after the effective date.

If the securities being registered on this form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. [X]

If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] ____________.

If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [   ] ____________.

CALCULATION OF REGISTRATION FEE

Title of each Class		Proposed Maximum	Proposed Maximum
of Securities to	Amount to be	Offering Price	Aggregate	Amount of
be Registered	Registered(1)	Per Unit	Offering Price(2)	Registration Fee

Common stock(1) (No Par Value)	873,770	$42.00	$36,698,340	$9,174.59

(1)	Represents the maximum number of shares of the Registrant’s common stock to be issued in connection with the reorganization described herein.

(2)	Estimated pursuant to Rule 457(f)(1) solely for the purpose of calculating the registration fee based on the market value of the securities to be received by the Registrant as determined on October 5, 2001.

Summary of Written Consent Solicitation Statement
Introduction
Recent Developments
Action by Written Consent
Revocability of Written Consent
Persons Making the Solicitation
Voting Securities
Shareholdings of Certain Beneficial Owners and Management
Bank Holding Company Reorganization and Merger
Operations Under Hemet Bancorp
Hemet Merger Company
The Bank of Hemet
Selected Financial Information
Price Range and Dividends for The Bank of Hemet’s Common Stock
Unaudited Pro Forma Capitalization
Financial Statements and Related Matters
Legal Matters
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 4
EXHIBIT 5
EXHIBIT 99.1

Written Consent Solicitation Statement
The Bank of Hemet

October __, 2001

Dear Shareholder:

The Bank of Hemet is seeking shareholders’ approval of a corporate reorganization of The Bank of Hemet, whereby The Bank of Hemet will become the wholly-owned subsidiary of a new holding company, Hemet Bancorp. The board of directors believes that this holding company formation will provide growth opportunities and business alternatives for The Bank of Hemet.

Shareholder approval is being sought by written consent rather than by holding a special shareholders’ meeting. Please read the enclosed materials and vote by returning the enclosed “Written Consent” form. The Board unanimously believes that the proposed reorganization is in the best interests of The Bank of Hemet and its shareholders and strongly recommends a vote “FOR” the plan of reorganization and merger agreement. The plan of reorganization and merger agreement is attached as Exhibit A to the written consent solicitation statement/prospectus.

Should the shareholders and appropriate state and federal regulators have approved this reorganization, your shares of The Bank of Hemet’s common stock will be converted into an equal number of shares of common stock of Hemet Bancorp, the bank holding company for The Bank of Hemet. The reorganization has been structured in such a manner as to qualify the transaction as a tax-free reorganization; therefore the exchange of your shares will also be tax-free. Immediately following the reorganization, your current Bank stock certificates will represent shares of Hemet Bancorp. The shares of Hemet Bancorp like the shares of the Bank of Hemet are not deposits and not insured by the FDIC.

The enclosed written consent solicitation statement/prospectus contains detailed explanations of the proposed reorganization, so please read it carefully. If you have any questions or would like any additional information, please call James B. Jaqua, President and Chief Executive Officer at (909) 784-5771 ext. 101. A vote of the holders of a majority of the shares of The Bank of Hemet’s issued and outstanding common stock is required to approve the reorganization, so we urge you to cast your vote. Any shareholder who signs and returns this form of Written Consent without indicating a vote FOR, AGAINST, or ABSTAIN on such proposal, will be deemed to have consented to such proposal. Please complete, date and sign the “Written Consent” form and return it in the enclosed postage-paid return envelope.

Your attention to this matter and your prompt action in casting your vote are very much appreciated.

Sincerely yours,

James B. Jaqua President & Chief Executive Officer

     Neither the Securities and Exchange Commission nor any state securities regulators have approved either the reorganization described in this written consent solicitation statement/prospectus or the Hemet Bancorp common stock to be issued in the reorganization, nor have they determined if this written consent solicitation statement/prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.

The date of this written consent solicitation statement/prospectus is _________ ___, 2001

The Bank of Hemet

Written Consent of Shareholders for Approving the
Plan of Reorganization and Merger Agreement by and between
The Bank of Hemet, Hemet Merger Company And
Hemet Bancorp

The board of directors of the Bank on September 14, 2001 approved the Plan of Reorganization and Merger Agreement by and between the Bank, Hemet Merger Company and Hemet Bancorp (the “Agreement”) providing for the corporate reorganization of the Bank, whereby the Bank will become the wholly-owned subsidiary of the new holding company, Hemet Bancorp. A copy of the Agreement is attached to the Written Consent Solicitation Statement as Exhibit A. The following proposal is hereby submitted for approval:

Proposal: To approve the principal terms of the Plan of Reorganization and Merger Agreement attached as Exhibit A to the Written Consent Solicitation Statement.

Please indicate your vote with respect to the proposal by checking the appropriate box.

[ ] FOR	[ ] AGAINST	[ ] ABSTAIN

YOUR FAILURE TO SUBMIT THIS WRITTEN CONSENT WILL BE A VOTE AGAINST THE PROPOSAL. Any shareholder who signs and returns this form of Written Consent without indicating a vote FOR, AGAINST, or ABSTAIN on such proposal, will be deemed to have consented to such proposal. This Written Consent may be revoked at any time by a written instrument filed with the Secretary of the Bank before Written Consents representing the required majority of the Bank’s outstanding common stock have been filed with the Secretary of the Bank.

THIS WRITTEN CONSENT IS SOLICITED BY THE BOARD OF DIRECTORS OF THE BANK.

Signature

Signature (if held jointly)

Date

Please date this Written Consent and sign exactly as the name(s) appear(s) on the stock certificate and return it using the enclosed envelope. When shares are held by joint tenants, both should sign. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. If a corporation, please sign in full corporate name by President or other authorized officer. If a partnership, please sign in partnership name by authorized person.

PLEASE RETURN THIS WRITTEN CONSENT FORM BY NOVEMBER __, 2001.

Written Consent Solicitation Statement

i

Summary of Written Consent
Solicitation Statement

The following is a brief summary of certain information contained in this Written Consent Solicitation Statement, which is intended to assist shareholders in their review of this Written Consent Solicitation Statement. This summary is qualified in its entirety by the more detailed information appearing elsewhere in this Written Consent Solicitation Statement and the exhibits thereto.

The Bank of Hemet is a California state-chartered commercial bank. Hemet Bancorp was incorporated on behalf of The Bank of Hemet, under California law, for the purpose of becoming a bank holding company for The Bank of Hemet. The principal executive offices of The Bank of Hemet and Hemet Bancorp are located at 3715 Sunnyside Drive, Riverside, California 92506, and the telephone number is (909) 784-5771.

Date of Mailing of Written Consent Solicitation Statement	On or about October __, 2001. The Written Consent Solicitation period will remain open until November __, 2001, or such earlier time that Written Consents representing the requisite majority of the outstanding shares of The Bank of Hemet’s common stock have been received by The Bank of Hemet.

Purpose of the Written Consent Solicitation Statement	To consider and vote on a proposal to approve a Plan of Reorganization and Merger Agreement (the “Agreement”), pursuant to which The Bank of Hemet will become a wholly-owned subsidiary of Hemet Bancorp, and the shareholders of The Bank of Hemet will become shareholders of Hemet Bancorp, receiving, in exchange for each share of The Bank of Hemet’s common stock owned, one share of common stock of Hemet Bancorp, without any recognition of gain or loss for tax purposes. The reorganization transaction contemplated by the Agreement shall be referred to herein as the “Reorganization”. The Agreement is attached as Exhibit A.

Voting Rights of Shareholders	Each shareholder of The Bank of Hemet will be entitled to cast one vote for each share of The Bank of Hemet’s common stock held of record as of the close of business on September 24, 2001 in voting on the Agreement. Directors and executive officers of The Bank of Hemet own, in the aggregate, approximately 35.2% of The Bank of Hemet’s outstanding common stock entitled to vote for the Agreement and intend to vote in favor of the Agreement.

Vote Required to Approve the Agreement	The affirmative vote of the holders of not less than a majority of the outstanding shares of The Bank of Hemet’s common stock is required for the approval of the Agreement.

Dissenters’ Rights	California state law does not provide for the exercise of dissenters’ rights in the context of the Reorganization.

Reasons for the Reorganization	The board of directors of The Bank of Hemet believes that the Reorganization will provide The Bank of Hemet’s shareholders with the opportunity to own a business entity which will not only own and operate The Bank of Hemet as a wholly-owned subsidiary, but also will be a more flexible entity for purposes of growth and expansion. See “Bank Holding Company Reorganization and Merger — Reasons for the Reorganization.”

Description of the Reorganization	Hemet Bancorp will become a holding company for The Bank of Hemet pursuant to the Agreement. Under the Agreement: (i) Hemet Merger Company, a California corporation, has been formed as a wholly-owned subsidiary of Hemet Bancorp; (ii) Hemet Merger Company will be merged with and into The Bank of Hemet; and (iii) the shareholders of The Bank of Hemet will receive common stock of Hemet Bancorp in exchange for their shares of The Bank of Hemet’s common stock on a one-for-one basis. The shareholders of The Bank of Hemet will thus become the sole shareholders of Hemet Bancorp in its form as the holding company for The Bank of Hemet. See “Bank Holding Company Reorganization and Merger — Description of the Reorganization and the Merger Between The Bank of Hemet and Hemet Merger Company.”

Conditions to the Reorganization	In addition to approval of the shareholders of The Bank of Hemet, consummation of the Reorganization will require the prior approval, on terms satisfactory to The Bank of Hemet and Hemet Bancorp, of certain regulatory agencies, including the Board of Governors of the Federal Reserve Board, the Federal Deposit Insurance Corporation and the California Commissioner of the Department of Financial Institutions. Management of The Bank of Hemet is not aware of any circumstances which would lead it to believe that such agencies will not approve the Reorganization. Even if such approvals are obtained, the board of directors of The Bank of Hemet may, under certain circumstances, terminate the Agreement. See “Bank Holding Company Reorganization and Merger — Ratification and Approval of the Reorganization; Effective Date.”

Management and Operations of The Bank of Hemet and Hemet Bancorp After the Reorganization	After the reorganization, The Bank of Hemet will continue its current business and operations as a California state-chartered bank under its current existing name and with its existing charter and bylaws. The Reorganization will not have any substantive effect on the operations or management of The Bank of Hemet, which will continue to have the same directors, executive officers, assets, liabilities and operating policies. Hemet Bancorp’s directors will be the same persons who serve as The Bank of Hemet’s directors and Hemet Bancorp will have substantially the same principal executive officers as The Bank of Hemet.

It is anticipated that following the consummation of the Reorganization, management of Hemet Bancorp will be (i) issuing $6,000,000 of trust preferred securities through a trust subsidiary of Hemet Bancorp to obtain additional capital funds for The Bank of Hemet’s growth, and (ii) exploring opportunities for growth of The Bank of Hemet.

The Bank of Hemet and Hemet Bancorp are neither engaged in any negotiations to acquire any other banks or businesses at the present time, nor are The Bank of Hemet and Hemet Bancorp engaged in any negotiations to sell The Bank of Hemet or any business of The Bank of Hemet at the present time. In the future, Hemet Bancorp may enter into nonbanking businesses, either through the acquisition of existing businesses or the establishment of new businesses, and such businesses may entail operating and business risks different from the risks normally associated with the banking business.

Tax Consequences of the Reorganization	The Agreement has been structured to qualify the Reorganization as a tax-free reorganization such that, among other things, no gain or loss will be recognized by the shareholders of The Bank of Hemet upon the exchange of their shares of The Bank of Hemet’s common stock for shares of common stock of Hemet Bancorp. See “Bank Holding Company Reorganization and Merger — Federal Income Tax Consequences.”

Market for Hemet Bancorp Stock	It is not anticipated that the common stock of Hemet Bancorp to be received by The Bank of Hemet’s shareholders in the Reorganization will be listed on any exchange nor will the common stock of Hemet Bancorp be more marketable than The Bank of Hemet’s common stock. See “The Bank of Hemet — Trading in The Bank of Hemet’s Common Stock.”

Regulation of Hemet Bancorp	Hemet Bancorp will be subject to the regulation of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act, as amended, and, with respect to matters arising under securities laws and by the SEC. See “Operations under Hemet Bancorp — Supervision and Regulation of Hemet Bancorp.”

Registration and Reporting Requirements of The Bank of Hemet and Hemet Bancorp	The Bank of Hemet is a reporting bank and as such is subject to the registration requirements of Section 12(i) of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The Bank of Hemet files periodic reports with the FDIC. It is anticipated that The Bank of Hemet will cease to be a reporting bank following the Reorganization, and immediately after such time, Hemet Bancorp will become a reporting company and will be subject to Section 12(g) of the Exchange Act. At such time, Hemet Bancorp will begin filing periodic reports with the SEC.

Recommendations of the Board of Directors	At a meeting held on September 14, 2001, the board of directors of The Bank of Hemet approved the Agreement, and directed that it be submitted to the shareholders of The Bank of Hemet, with the board of directors’ recommendation that it be approved.

v

Written Consent Solicitation Statement

The Bank of Hemet

Introduction

This Written Consent Solicitation Statement is furnished in connection with the solicitation of Written Consents from the shareholders of The Bank of Hemet. Shareholders are requested to consider and vote upon the following matter:

Approval of Plan of Reorganization and Merger Agreement. Approval of the Plan of Reorganization and Merger Agreement dated ____________ (the “Agreement”), which provides for the merger of The Bank of Hemet with Hemet Merger Company, a wholly owned subsidiary of the newly-formed holding company, Hemet Bancorp and conversion of shares of The Bank of Hemet’s common stock into shares of common stock of Hemet Bancorp on a share-for-share basis. The reorganization and merger provided for by the Agreement shall be referred to herein as the Reorganization. These transactions are more fully described herein and in the Agreement attached hereto as Exhibit A.

This Written Consent Solicitation Statement will be mailed to The Bank of Hemet’s shareholders on or about October      , 2001. At the direction of the management of The Bank of Hemet, Hemet Bancorp has been organized under the laws of the State of California for the purpose of acting as a bank holding company. Hemet Bancorp owns all of the outstanding shares of Hemet Merger Company, a corporation that has been organized under the laws of the State of California at the direction of the management of The Bank of Hemet for the purpose of facilitating the Reorganization. If the Agreement is approved, upon its effective date: (i) Hemet Merger Company will merge with and into The Bank of Hemet and will cease to exist; (ii) the 100 shares of common stock of Hemet Merger Company outstanding immediately prior to the merger will be converted into 100 shares of common stock of The Bank of Hemet; and (iii) each share of The Bank of Hemet’s common stock outstanding immediately prior to the merger will be converted into one share of common stock of Hemet Bancorp. As a result of the Reorganization, The Bank of Hemet will become a wholly-owned subsidiary of Hemet Bancorp and the shareholders of The Bank of Hemet will become the shareholders of Hemet Bancorp. The rights of the holders of shares of common stock of Hemet Bancorp after the Reorganization will be substantially the same as the rights of the holders of The Bank of Hemet’s common stock prior to the Reorganization; however, after the Reorganization, the holders of Hemet Bancorp’s common stock will not be entitled to vote on matters requiring the approval of the holders of The Bank of Hemet’s common stock as The Bank of Hemet’s present shareholders will own 100 percent of the outstanding shares of Hemet Bancorp’s common stock, and Hemet Bancorp will own 100 percent of the outstanding shares of The Bank of Hemet’s common stock.

The Reorganization will not be effective until the Board of Governors of the Federal Reserve System (the “FRB”), the Federal Deposit Insurance Corporation (the “FDIC”) and the California Commissioner of the Department of Financial Institutions (the “CDFI”) have approved the Reorganization and further until a waiting period of fifteen days has elapsed.

Recent Developments

The following table summarizes selected financial information concerning The Bank of Hemet for the six months ended June 30, 2001 (unaudited).

(Dollars in thousands,
except per share data)

INCOME STATEMENT
Total interest income	$11,382
Total interest expense	5,915
Provision for loan losses	0
Net interest income after provision for loan losses	5,467
Other income	776
Other expense	3,745
Income before income taxes	2,498
Provision for income taxes	1,035
Net income	1,463
PER COMMON SHARE INFORMATION
Basic earnings per share	$1.68
Diluted earnings per share	$1.67
Book value	$26.68
Number of shares of common stock	871,970
BALANCE SHEET
Total assets	$292,207
Total net loans	244,789
Allowance for loan losses	2,572
Total deposits	267,228
Total shareholders’ equity	23,268

The Bank of Hemet on October 5, 2001 concluded an issuer tender offer. In the issuer tender offer The Bank of Hemet accepted for tender 70,000 shares at $44.00 per share, net to the seller. The number of shares outstanding of The Bank of Hemet expected after the completion of the tender offer is 803,770. The Bank of Hemet borrowed $3,000,000 from Feather River State Bank to fund the issuer tender offer. The term of the loan is for seven years with interest at the Wall Street Journal Prime Rate, and principal payments begin after two years at $150,000 per quarter and continue until the loan matures.

Action by Written Consent

This proposal is submitted to The Bank of Hemet’s shareholders by written consent as provided in The Bank of Hemet’s Bylaws and Section 603 of the California General Corporation Law. Section 603 of the California General Corporation Law provides that “any action which may be taken at any annual or special meeting of shareholders may be taken without a meeting and without prior notice, if a consent in writing, setting forth the action so taken, shall be signed by the holders of outstanding shares having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted.” The Bank of Hemet has decided to submit this proposal to the shareholders by written consent for the purpose of expediency. A “Written Consent” form is enclosed for shareholders of The Bank of Hemet to vote on the proposal discussed in this Written Consent Solicitation Statement. If your shares are held in “street name,” you will receive instructions from your broker or other nominee explaining how to vote your shares. This Written Consent solicitation will be conducted during the period commencing with the date of this Written Consent Solicitation Statement and ending no later than November      , 2001. The proposal will not be deemed to have been approved or rejected by The Bank of Hemet’s shareholders until 5:00 p.m., November      , 2001, or such earlier time that Written Consents representing the requisite majority of the outstanding shares of The Bank of Hemet’s common stock have been received by The Bank of Hemet. The affirmative vote of not less than a majority of the outstanding shares of The Bank of Hemet’s common stock is required for approval of the Agreement.

No shareholders’ meeting is planned in connection with this action. If you approve of The Bank of Hemet’s Reorganization to become a subsidiary of Hemet Bancorp, you should check the box marked “FOR”, execute the enclosed Written Consent form and return it to The Bank of Hemet. If you are opposed to the proposal, you should indicate your opposition by voting “AGAINST”. Your failure to submit a Written Consent will have the effect of a negative vote on the proposal. In other words, your failure to submit the written consent will be treated as the equivalent of a vote against the proposal.

Revocability of Written Consent

Any shareholder who executes and delivers a Written Consent has the right to revoke it by filing with the Secretary of The Bank of Hemet an instrument revoking such Written Consent at any time before Written Consents representing the requisite majority of the outstanding shares of The Bank of Hemet’s common stock have been filed with the Secretary of The Bank of Hemet, but may not do so thereafter and in no event after the termination of the Written Consent solicitation period on November      , 2001. If no instruction is specified with regard to the matter to be acted upon for any Written Consent form that is signed and returned to The Bank of Hemet, the shares represented by the Written Consent form will be voted in accordance with the recommendations of the management in favor of the proposal.

Persons Making the Solicitation

This solicitation is being made by the board of directors of The Bank of Hemet. The expense of preparing, assembling, printing and mailing this Written Consent Solicitation Statement and the material used in this solicitation of Written Consents will be borne by The Bank of Hemet. It is contemplated that Written Consents will be solicited through the mail, but directors, officers and employees of The Bank of Hemet may solicit Written Consents personally or by telephone without receiving special compensation therefor. The Bank of Hemet will reimburse banks, brokerage houses and other custodians, nominees and fiduciaries for their reasonable expenses in forwarding these materials to their principals. In addition, The Bank of Hemet may utilize the services of individuals or companies not regularly employed by The Bank of Hemet in connection with the solicitation if the board of directors of The Bank of Hemet determines that this is advisable.

Voting Securities

There were issued and outstanding 873,770 shares of The Bank of Hemet’s common stock on September 24, 2001, which has been fixed as the Record Date for the purpose of determining the shareholders entitled to vote in connection with this Written Consent solicitation (the “Record Date”). Each holder of shares of The Bank of Hemet’s common stock will be entitled to one vote for each share of The Bank of Hemet’s common stock held of record on the books of The Bank of Hemet as of the Record Date. The Bank of Hemet’s common stock is held, as of the Record Date, by approximately 526 shareholders.

Shareholdings of Certain
Beneficial Owners and Management

Management of The Bank of Hemet knows of no person who owns, beneficially or of record, either individually or together with associates, five percent or more of the outstanding shares of The Bank of Hemet common stock and common stock equivalents, except as set forth in the table below. The following table sets forth as of September 24, 2001 the number and percentage of shares of The Bank of Hemet’s common stock beneficially owned, directly or indirectly, by each of The Bank of Hemet’s directors, executive officers and principal shareholders and by the directors and named executive officers of The Bank of Hemet as a group. The shares “beneficially owned” are determined under SEC Rules, and do not necessarily indicate ownership for any other purpose. In general, beneficial ownership includes shares over which the director, principal shareholder or executive officer has sole or shared voting or investment power and shares which such person has the right to acquire within 60 days of September 24, 2001. Unless otherwise indicated, the persons listed below have sole voting and investment powers of the shares beneficially owned. Management is not aware of any arrangements which may, at a subsequent date, result in a change of control of The Bank of Hemet.

	Amount and Nature of		Percent
Beneficial Ownership	Beneficial Owner(1)		of Class (2)

Directors and Executive Officers:
John B. Brudin	73,658		8.4%
Eric J. Gosch(9)	11,351	(3)	1.3%
E. Kenneth Hyatt	30,729	(4)	3.5%
Alan H. Lewis	0		.0%
James B. Jaqua	166,777	(5)	18.9%
John J. McDonough	20,301	(6)	2.3%
Joseph D. Pehl	4,154	(7)	.5%
Kevin Farrenkopf	0		.0%
Catherine A. Frei	3,100	(8)	.4%
Total for Directors and Executive Officers as a group (numbering 9)	310,070		35.2%
Principal Shareholders:
Jack E. Gosch(9)	107,170	(3)	12.2%
Estate of Clayton A. Record	52,561		6.0%

(1)	The address of each of these persons is care of The Bank of Hemet, 3715 Sunnyside Drive, Riverside, California 92506.

(2)	Assumes a total of 881,420 shares, composed of the 873,770 outstanding shares of Bank common stock and 7,650 shares of The Bank of Hemet common stock acquirable by exercise of stock options that are vested within 60 days of September 24, 2001.

(3)	The amount includes 9,965 shares owned by Jack Gosch Ford, Inc. Retirement Plan and Trust in which Messrs. Eric and Jack Gosch have shared ownership.

(Footnotes continued on the following page.)

(4)	The amount includes 26,729 shares owned in the name of the Hyatt Family Trust of 1990, and 4,000 shares owned in the name of Hyatt Consulting Defined Benefit Plan, as to which Mr. Hyatt has sole voting and investment power.

(5)	The amount includes 147,004 shares owned in the name of The Jaqua Trust of 1989, 8,993 shares of common stock owned in the name of James B. Jaqua IRA, 4,813 shares owned in the name of James B. Jaqua, and 5,967 shares owned in the name of M. Susan Jaqua IRA.

(6)	The amount includes 7,560 shares owned in the name of the McDonough Family Trust, 1,610 shares owned in the name on Ann McDonough IRA to which Mr. McDonough has shared voting and investment powers, and 11,131 shares owned in the name of John McDonough IRA.

(7)	The amount includes 1,273 shares owned in the name of the Pehl Trust, 300 shares owned in the name of the Cornell Pension Plan, and 2,581 shares owned in the name of Joseph D. Pehl Keogh Retirement Account.

(8)	The amount includes 3,100 shares acquirable by stock options that are vested or will be vested within 60 days of September 24, 2001.

(9)	Jack Gosch resigned from the board of directors effective December 20, 2000. His son, Eric J. Gosch, was appointed to the board of directors on the same date.

Bank Holding Company Reorganization and Merger

General

Shareholders of The Bank of Hemet are being asked to consider and approve the Agreement, pursuant to which The Bank of Hemet will become a wholly owned subsidiary of Hemet Bancorp through the Reorganization. If the Agreement is approved by The Bank of Hemet’s shareholders and the regulatory authorities, The Bank of Hemet’s outstanding common stock will be exchanged for an equal number of shares of Hemet Bancorp’s common stock, and shareholders of The Bank of Hemet will become shareholders of Hemet Bancorp. The board of directors of The Bank of Hemet approved the Agreement at a board meeting held on September 14, 2001, and directed that it be submitted to the shareholders of The Bank of Hemet.

The detailed terms and conditions of the Reorganization are set forth in the Agreement attached hereto as Exhibit A. The statements made herein regarding the Agreement are qualified in their entirety by reference to the full text of the Agreement as set forth in Exhibit A.

Recommendation of Directors

The terms and conditions of the Agreement have been approved by the board of directors of The Bank of Hemet. The board of directors of The Bank of Hemet has unanimously recommended that the shareholders approve the Agreement providing for the Reorganization.

Reasons for the Reorganization

As stated above, the board of directors of The Bank of Hemet has approved the Agreement, believes that its approval is in the best interests of The Bank of Hemet and its shareholders, and recommends that The Bank of Hemet’s shareholders vote in favor of approval of the Agreement.

Management and the board of directors of The Bank of Hemet believe that the formation of a bank holding company, under which The Bank of Hemet will operate, will result in a more flexible entity for purposes of growth and expansion into permissible nonbanking activities. The existence of a holding company will permit the acquisition and ownership of other banks in California and certain other states and bank-related businesses. A bank holding company, by complying with Bank Holding Company Act, as amended (the “BHC Act”), may acquire and operate more than one bank and acquire and engage in bank-related businesses, where such acquisitions would serve the convenience and needs of the public. There are no present plans of The Bank of Hemet or Hemet Bancorp to make any such acquisitions. While no assurances can be given that any acquisitions can or will be made in the future, the existence of a bank holding company would facilitate such future acquisitions.

In addition, while Hemet Bancorp has no present plans to expand into permissible nonbanking activities, Hemet Bancorp may expand into permissible nonbanking activities including owning mortgage companies, savings and loans subsidiaries and thrift subsidiaries, whereas The Bank of Hemet is prohibited from owning some of these separate entities and must instead merge these entities with and into The Bank of Hemet. The entry into nonbanking businesses, either through the acquisition of existing businesses or the establishment of new businesses may entail operating and business risks different from the risks normally associated with the banking business.

After the completion of the Reorganization, Hemet Bancorp does contemplate the issuance in a private placement of $6,000,000 of trust preferred securities through a wholly-owned trust subsidiary to obtain capital to finance the growth of The Bank of Hemet. The trust preferred securities are hybrid debt-equity securities that have a maturity of at least 30 years and a minimum five year deferral period on interest distributions prior to an event of default. The interest rate on the trust preferred securities will be established at the time of issuance and be based on then market rates.

Description of the Reorganization and the Merger between
The Bank of Hemet and Hemet Merger Company

Hemet Bancorp has been organized for the purposes of becoming a bank holding company under the laws of the United States and has been organized at the direction of The Bank of Hemet’s management. Hemet Bancorp was incorporated as a California corporation on January 31, 2001. Hemet Bancorp holds all of the outstanding stock of Hemet Merger Company, a newly organized California corporation, which was incorporated in California on September 24, 2001. The Reorganization will be accomplished by merging Hemet Merger Company into The Bank of Hemet. Upon the Effective Date of the merger of Hemet Merger Company into The Bank of Hemet (as defined in the Agreement), the shares of capital stock of the respective corporate parties to the Agreement shall be converted as follows:

1.	Each and every share of common stock of The Bank of Hemet issued and outstanding shall, by virtue of the merger and without any action on the part of the shareholders, be exchanged for and converted into one share of fully paid and nonassessable common stock of Hemet Bancorp. Shareholders of The Bank of Hemet will be entitled to exchange their present share certificates for new certificates evidencing shares of common stock of Hemet Bancorp. If no request is made, new certificates will be issued whenever old certificates are surrendered for transfer. Until so exchanged, the certificates for shares of The Bank of Hemet’s common stock will represent shares of Hemet Bancorp’s common stock into which The Bank of Hemet’s common stock has been converted.

2.	The 100 shares of capital stock of Hemet Merger Company issued and outstanding immediately prior to the Effective Date shall be converted into and exchanged by Hemet Bancorp for 100 shares of fully paid and nonassessable common stock of The Bank of Hemet as the surviving corporation. Hemet Merger Company will disappear and all of the outstanding shares of The Bank of Hemet’s common stock will be owned by Hemet Bancorp.

3.	The shareholders of The Bank of Hemet will, as a result of the Reorganization be and become the shareholders of Hemet Bancorp, and will no longer be entitled to vote on matters requiring the approval of The Bank of Hemet’s shareholders since Hemet Bancorp will own all of the shares of The Bank of Hemet. Shareholders of Hemet Bancorp will be entitled to vote with respect to matters affecting Hemet Bancorp. A discussion of those rights is contained in the section entitled: “Bank Holding Company Reorganization and Merger — Comparison of The Bank of Hemet’s and Hemet Bancorp’s Stock: Analysis of Corporate Structures.”

4.	The options to purchase shares of common stock of The Bank of Hemet which have been granted by The Bank of Hemet pursuant to The Bank of Hemet Stock Option Plan shall be deemed to be options granted by Hemet Bancorp and the obligations of The Bank of Hemet with respect thereto shall be assumed by Hemet Bancorp with the same terms and conditions, and each option to acquire one share of common stock of The Bank of Hemet which is not exercised prior to the Reorganization, shall be deemed to be an option to acquire one share of common stock of Hemet Bancorp.

Consequences of the Merger Between The Bank of Hemet and Hemet Merger Company

If the Reorganization is consummated, Hemet Merger Company will be merged with and into The Bank of Hemet. The separate existence of Hemet Merger Company will cease, and the present directors, officers and employees of The Bank of Hemet will remain the directors, officers and employees of The Bank of Hemet, as the surviving corporation.

Pursuant to the Agreement, the Articles of Incorporation of The Bank of Hemet, as in effect immediately prior to the Effective Date, shall be and remain the Articles of Incorporation of the surviving corporation. Further, the Bylaws of The Bank of Hemet shall be and remain the Bylaws of the surviving corporation. The Certificate of Authority of The Bank of Hemet issued by the CDFI shall remain the Certificate of Authority of the surviving corporation. Also, The Bank of Hemet’s insurance of deposits coverage by the FDIC shall be and remain the deposit insurance of the surviving corporation following the Reorganization.

Conversion and Exchange of The Bank of Hemet’s Shares

Upon the Reorganization becoming effective, the shareholders of record of The Bank of Hemet shall be entitled to receive and shall be allocated one share of common stock of Hemet Bancorp for each share of common stock of The Bank of Hemet held by them. Hemet Bancorp shall issue certificates evidencing ownership of the shares of its common stock which the shareholders of The Bank of Hemet shall be entitled to receive. Each holder of a certificate representing shares of The Bank of Hemet’s common stock shall, upon presentation of such certificate for surrender to Hemet Bancorp, be entitled to receive in exchange therefor, a certificate or certificates representing the number of shares of Hemet Bancorp’s common stock to which such holder shall be entitled. On and after the Effective Date, each issued and outstanding share of common stock of The Bank of Hemet shall represent one share of common stock of Hemet Bancorp. Such certificates may, but need not be, surrendered and exchanged by holders thereof after the Effective Date, for new certificates representing the number of shares of Hemet Bancorp to which the shareholders are entitled.

Certificates evidencing ownership of shares of Hemet Bancorp common stock shall be issued to the holders of lost or destroyed shares of The Bank of Hemet’s common stock upon presentation to Hemet Bancorp of such evidence of ownership and agreement of indemnity as Hemet Bancorp may reasonably require.

Ratification and Approval of the Reorganization; Effective Date

The Reorganization requires the approvals of the FRB, the FDIC and the CDFI. Applications for the necessary approvals have been made and are now pending before those regulatory agencies. If any one or more of the above regulatory agencies should fail to give the required approval for this transaction within a reasonable time, or if any such approval contains terms not satisfactory to the boards of directors of The Bank of Hemet and Hemet Bancorp, then the board of directors of The Bank of Hemet reserves the right, in its sole discretion, to terminate and cancel the Agreement. It is presently contemplated that the Effective Date of the merger will be in late 2001.

Before the Reorganization can be completed, it must be approved by the holders of a majority of the issued and outstanding shares of The Bank of Hemet’s common stock. In addition, if any action, suit, or proceeding should be threatened or instituted with respect to the Reorganization, the board of directors of The Bank of Hemet reserves the right, in its sole discretion, to terminate the transaction at any time before the Effective Date.

If the holders of a majority of the issued and outstanding shares of The Bank of Hemet’s common stock should fail to approve the Reorganization, or if the transaction is otherwise terminated, as provided above, then the business of The Bank of Hemet shall continue to operate under the ownership of its existing shareholders as it had prior to the adoption of the Agreement.

It is estimated at this time that the total expenses of the reorganization are approximately $35,000.00, and these expenses will be borne appropriately by the respective parties.

Should the Agreement be terminated or canceled for any of the reasons set forth above or in the attached Agreement, such termination or cancellation will not result in any liability on the part of The Bank of Hemet, Hemet Merger Company, Hemet Bancorp, or any of the respective directors, officers, employees, agents or shareholders of The Bank of Hemet, Hemet Merger Company or Hemet Bancorp.

Federal Income Tax Consequences

Upon the advice of counsel, Gary Steven Findley and Associates, the Agreement has been structured to qualify the Reorganization as a tax-free reorganization under §368(a)(1)(A) of the Internal Revenue Code of 1986, as amended. The advice of counsel of Gary Steven Findley and Associates is not binding on the Internal Revenue Service. If the Reorganization is treated as a tax-free reorganization, it will have the following federal income tax consequences:

1.	No gain or loss will be recognized by The Bank of Hemet, or any of the other parties to the Reorganization as a result of the Reorganization.

2.	No gain or loss will be recognized by the shareholders of The Bank of Hemet upon the exchange of their shares of The Bank of Hemet’s common stock solely for shares of Hemet Bancorp’s common stock.

3.	The basis and holding periods of the assets exchanged between the parties to the Reorganization shall remain the same as those prior to the Reorganization.

4.	The basis of the shares of common stock of Hemet Bancorp to be received by shareholders of The Bank of Hemet will be the same as the basis of the shares of common stock of The Bank of Hemet surrendered in exchange therefor.

5.	The holding period of the shares of common stock of Hemet Bancorp to be received by shareholders of The Bank of Hemet will include the holding period of the shares of common stock of The Bank of Hemet surrendered in exchange therefor, provided that such stock is held as capital asset on the date of the consummation of the merger.

Management cannot advise individual shareholders and prospective shareholders of the proper tax consequences or suggest the methods of reporting the Reorganization. Each shareholder or prospective shareholder is advised to contact his or her accountant or tax counsel with respect to the Reorganization and the means of reporting the transaction as well as regarding the state and local tax consequences which may or may not parallel the federal income tax consequences.

Comparison of The Bank of Hemet’s and the
Hemet Bancorp’s Stock: Analysis of Corporate Structures

The following constitutes a summarization of a comparison between The Bank of Hemet’s and Hemet Bancorp’s stock as of September 1, 2001.

Item	The Bank of Hemet's Stock	The Hemet Bancorp's Stock

Authorized and Outstanding	20,000,000 shares of authorized common stock, no par value; total shares outstanding are 873,770.	10,000,000 shares of authorized common stock, no par value; total shares currently outstanding are 100.

Voting Rights	One vote per share. Cumulative voting for directors if all requirements are satisfied.	One vote per share of common stock. Cumulative voting for directors if all requirements are satisfied.

Dividend Rights	As declared by the board of directors subject to restrictions of California Banking Law and applicable federal law.	As declared by the board of directors subject to restrictions contained in the California Cor-porations Code and applicable federal law.

Assessment	Fully paid and nonassessable.	Fully paid and nonassessable.

Liquidation Rights	Pro rata after payment of debts.	Pro rata after payment of debts.

Redemption	The Bank of Hemet may redeem its shares under restrictive conditions of federal and California banking laws.	Hemet Bancorp may redeem under restrictive conditions of the California Corporations Code.

Preemptive Rights	None.	None.

Number of Directors	Fixed in accordance with the Bylaws within a range of 5 to 9.	Fixed in accordance with the Bylaws within a range of 5 to 9.

Authorized and Outstanding Stock

The Bank of Hemet currently has an authorized capitalization of 20,000,000 shares of common stock, no par value. Of these authorized capital shares, 873,770 shares of The Bank of Hemet’s common stock are currently issued and outstanding as of October 1, 2001, and 803,770 shares are expected to be outstanding after the issuer tender offer. Hemet Bancorp has an authorized capitalization of 10,000,000 shares of common stock, no par value.

Dividend Rights

Holders of The Bank of Hemet’s common stock are entitled to dividends legally available therefor, when and as declared by The Bank of Hemet’s board of directors. The California Financial Code provides that a bank may not make a cash distribution to its shareholders in an amount which exceeds the lesser of:

•	the retained earnings, or

•	the net income of the bank for its last three fiscal years, less the amount of any distributions made by the bank to its shareholders during such period.

However, a bank may, with the approval of the CDFI, make a distribution to its shareholders in an amount not exceeding the greatest of:

•	the retained earnings of the bank,

•	the net income of the bank for its last fiscal year, or

•	the net income of the bank for its current fiscal year.

If the CDFI finds that the shareholders’ equity of a bank is not adequate or that the payment of a dividend would be unsafe or unsound for the bank, the CDFI may order the bank not to pay any dividend to the shareholders.

In addition, under the Financial Institutions Supervisory Act of 1966, as amended, the FDIC also has the authority and general enforcement powers to prohibit a bank from engaging in practices which the FDIC considers to be unsafe or unsound. It is possible, depending upon the financial condition of The Bank of Hemet and other factors, that the FDIC could assert that the payment of dividends or other payments might under some circumstances be such an unsafe or unsound practice and thereby prohibit such payment. The Federal Deposit Insurance Corporation Improvement Act of 1991 further prohibits a bank from paying a dividend if the dividend payment would result in the bank failing to meet any of its minimum capital requirements.

The shareholders of Hemet Bancorp will be entitled to receive dividends when and as declared by its board of directors, out of funds legally available for the payment of dividends, as provided in the California General Corporation Law. The California General Corporation Law provides that a corporation may make a distribution to its shareholders if retained earnings immediately prior to the dividend payout at least equal the amount of the proposed distribution. In the event that sufficient retained earnings are not available for the proposed distribution, a corporation may, nevertheless, make a distribution, if it meets both the “quantitative solvency” and the “liquidity” tests. In general, the quantitative solvency test requires that the sum of the assets of the corporation equal at least 1-1/4 times its liabilities. The liquidity test generally requires that a corporation have current assets at least equal to current liabilities, or, if the average of the earnings of the corporation before taxes on income and before interest expenses for the two preceding fiscal years was less than the average of the interest expense of the corporation for such fiscal years, then current assets must equal at least 1-1/4 times current liabilities. In certain circumstances, Hemet Bancorp may be required to obtain the prior approval of the Federal Reserve Board to make capital distributions to shareholders.

Liquidation Rights

The holders of The Bank of Hemet’s common stock are entitled to share equally in The Bank of Hemet’s assets legally available for distribution in the event of liquidation or dissolution. Similarly, holders of Hemet Bancorp common stock will have a pro rata right to participate in Hemet Bancorp’s assets legally available for distribution in the event of liquidation or dissolution.

Preemptive Rights

The holders of The Bank of Hemet’s common stock do not have preemptive rights to subscribe to any additional shares of The Bank of Hemet’s common stock being issued. The holders of the Hemet Bancorp’s common stock also will not have preemptive rights to subscribe to any additional shares of the Hemet Bancorp’s common stock being issued. Therefore, shares of Hemet Bancorp common stock or other securities may be offered in the future to the investing public or to shareholders at the discretion of the Hemet Bancorp’s board of directors.

Directors

The Bank’s Bylaws authorize its board of directors or shareholders to designate the number of directors at any number from five to nine, and Hemet Bancorp’s Bylaws authorize its board of directors or shareholders to designate the number of directors at any number from five to nine.

Rights of Dissenting Shareholders of The Bank of Hemet

California state law does not provide for exercise of dissenters’ rights in the context of the reorganization.

Corporate Operation and Management

The Articles of Incorporation and Bylaws of The Bank of Hemet and Hemet Bancorp are substantially similar in all material provisions, except with respect to provisions in The Bank of Hemet’s Articles of Incorporation and Bylaws required by California Financial Code and applicable only to banks.

Operations Under Hemet Bancorp

Organization

Hemet Bancorp was organized and incorporated under the laws of the State of California on January 31, 2001, at the direction of the board of directors of The Bank of Hemet for the purpose of becoming a bank holding company to acquire all of the outstanding capital stock of The Bank of Hemet. The principal location of Hemet Bancorp and its operations will be at 3715 Sunnyside Drive, Riverside, California 92506.

In order to effect the reorganization and to provide initial operating funds for Hemet Bancorp, a loan in the amount of $35,000 was obtained from Valley Bank, Moreno Valley. Mr. James Jaqua has purchased 100 shares of the common stock of Hemet Bancorp at an aggregate purchase price of $150. Upon the completion of the reorganization, the loan will be repaid and the 100 shares of Hemet Bancorp’s common stock will be repurchased and canceled by Hemet Bancorp for the sum of $150. Presently, 100 shares of Hemet Bancorp’s common stock are outstanding, and Hemet Bancorp will have no additional stock issued until after the shareholders of The Bank of Hemet have approved the plan of reorganization and merger agreement and the reorganization is completed.

Management and Directors of Hemet Bancorp

The present board of directors of Hemet Bancorp is composed of the seven current directors of The Bank of Hemet, and consists of the following individuals:

John B. Brudin Eric J. Gosch E. Kenneth Hyatt James B. Jaqua	Alan H. Lewis John J. McDonough Joseph D. Pehl

Upon completion of the reorganization, the business of The Bank of Hemet will be conducted as a subsidiary of Hemet Bancorp, and will be carried on with the same directors, officers, personnel, property and name as before the transaction. Hemet Bancorp will not compensate its executive officers any amounts in addition to the amounts they receive as executive officers of The Bank of Hemet.

The following directors and officers of The Bank of Hemet have agreed to serve as the initial directors and officers of Hemet Bancorp:

	Position with	Position with
Name	The Bank of Hemet	Hemet Bancorp

James B. Jaqua	President & CEO	Chairman, President & CEO
John J. McDonough	Chairman	Director
John B. Brudin	Director	Director
Eric J. Gosch	Director	Director
E. Kenneth Hyatt	Director	Director
Alan H. Lewis	Director	Director
Joseph D. Pehl	Director	Director
Catherine A. Frei	Executive Vice President/CFO	Executive Vice President/CFO
Kevin Farrenkopf	Executive Vice President/COO	Executive Vice President/COO

The business of The Bank of Hemet will be carried on after the reorganization, with the same officers, employees and properties, and the Hemet Bancorp directors shall serve until their successors have been duly elected and qualified at Hemet Bancorp’ next annual meeting of shareholders.

Supervision and Regulation of Hemet Bancorp

Upon completion of the reorganization, Hemet Bancorp will become a bank holding company within the meaning of the Bank Holding Company Act, and will become subject to the supervision and regulation of the Federal Reserve Board. A notice application for prior approval to become a bank holding company has previously been filed by Hemet Bancorp with the Federal Reserve Board.

As a bank holding company, Hemet Bancorp will be required to register with the Federal Reserve Board, and thereafter file annual reports and other information concerning its business operations and those of its subsidiaries as the Federal Reserve Board may require. The Federal Reserve Board also has the authority to examine Hemet Bancorp and each of its respective subsidiaries, as well as any arrangements between Hemet Bancorp and any of its respective subsidiaries, with the cost of any such examination to be borne by Hemet Bancorp.

In the future, Hemet Bancorp will be required to obtain the prior approval of the Federal Reserve Board before it may acquire all or substantially all of the assets of any bank, or ownership or control of voting securities of any bank if, after giving effect to such acquisition, Hemet Bancorp would own or control more than five percent (5%) of the voting shares of such bank.

A bank holding company and its subsidiaries are also prohibited from engaging in certain tie-in arrangements in connection with extensions of credit, leases, sales, or the furnishing of services. For example, The Bank of Hemet will generally be prohibited from extending credit to a customer on the condition that the customer also obtain other services furnished by Hemet Bancorp, or any of its subsidiaries, or on the condition that the customer promise not to obtain financial services from a competitor. Hemet Bancorp and its subsidiaries will also be subject to certain restrictions with respect to engaging in the underwriting, public sale and distribution of securities.

Hemet Bancorp and any subsidiaries which it may acquire or organize after the reorganization will be deemed affiliates of The Bank of Hemet within the meaning of the Federal Reserve Act. Loans by The Bank of Hemet to affiliates, investments by The Bank of Hemet in affiliates’ stock, and taking affiliates’ stock by The Bank of Hemet as collateral for loans to any borrower will be limited to 10 percent of The Bank of Hemet’s capital, in the case of each affiliate, and 20 percent of The Bank of Hemet’s capital, in the case of all affiliates. In addition, these transactions must be on terms and conditions that are consistent with safe and sound banking practices and, in particular, a bank and its subsidiaries generally may not purchase from an affiliate a low-quality asset, as that term is defined in the Federal Reserve Act. Such restrictions also prevent a bank holding company and its other affiliates from borrowing from a banking subsidiary of the bank holding company unless the loans are secured by marketable collateral of designated amounts.

A bank holding company is also prohibited from itself engaging in or acquiring direct or indirect ownership or control of more than five percent (5%) of the voting shares of any company engaged in nonbanking activities. One of the principal exceptions to this prohibition is for activities found by the Federal Reserve Board by order or regulation to be so closely related to banking or managing or controlling banks as to be a proper incident thereto. In making these determinations, the Federal Reserve Board considers whether the performance of such activities by a bank holding company or a bank holding company subsidiary would offer advantages to the public which outweigh possible adverse effects.

Federal Reserve Regulation Y sets out those activities which are regarded as closely related to banking or managing or controlling banks, and thus, are permissible activities that may be engaged in by bank holding companies subject to approval in certain cases by the Federal Reserve Board. The Gramm-Leach-Bliley Act (“GLBA”) allows for a new type of bank holding company under the Bank Holding Company Act. The new bank holding company is allowed to engage in insurance and securities underwriting, merchant banking and insurance company portfolio investment activities. GLBA also allows bank holding companies to engage in any activity considered “financial” in nature or incidental to such financial activities.

Although Hemet Bancorp has no present plans, agreements or arrangements to engage in any nonbanking activities, Hemet Bancorp may consider in the future engaging in one or more of the above activities, subject to the approval of the Federal Reserve Board.

Directors, executive officers, and principal shareholders of Hemet Bancorp will be subject to restrictions on the sale of their Hemet Bancorp stock under Rule 144 as promulgated under the Securities Act of 1933.

Indemnification of Hemet Bancorp’s Directors and Officers

Hemet Bancorp’ Articles of Incorporation and Bylaws provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification, in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: amounts paid in settling or otherwise disposing of a pending action without court approval; expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; or matters which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified.

The Bylaws provide that Hemet Bancorp will indemnify its directors, officers and employees and that such right to indemnification shall be a contract right. The Bylaws also provide that Hemet Bancorp may purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Hemet Bancorp would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of the Bylaws.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling Hemet Bancorp pursuant to the foregoing, Hemet Bancorp has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is therefore unenforceable.

Hemet Merger Company

General Background

At the direction of the board of directors of The Bank of Hemet, Hemet Merger Company was incorporated on September 24, 2001. It was organized to facilitate the reorganization. On the date of the reorganization, The Bank of Hemet will merge with Hemet Merger Company, with The Bank of Hemet as the surviving entity.

Initial Capitalization

Hemet Merger Company was initially capitalized through the purchase of 100 shares of its common stock by Hemet Bancorp for an aggregate sum of $100.00. The 100 shares of capital stock of Hemet Merger Company issued and outstanding immediately prior to the date of reorganization shall be converted into and exchanged by Hemet Bancorp for 100 shares of The Bank of Hemet’s common stock. Hemet Merger Company will disappear and all of the outstanding shares of The Bank of Hemet’s common stock will be owned by Hemet Bancorp.

The Bank of Hemet

General

The Bank of Hemet is a California state-chartered bank with its head office in Hemet, California, and four other branch offices in the Inland Empire. The Bank of Hemet was incorporated under the laws of the State of California on January 14, 1974. The Bank of Hemet’s principal executive offices are located at 3715 Sunnyside Drive, Riverside, California 92506, and its telephone number at that address is (909) 784-5771.

Bank Services

The Bank of Hemet emphasizes community-based commercial banking. It serves small-to-medium size businesses, professionals, retired individuals and residents in the Hemet area, as well as businesses and real estate owners/developers primarily throughout Riverside, San Bernardino, Orange, Los Angeles and San Diego counties. The Bank of Hemet also makes commercial real estate loans meeting its underwriting criteria in the San Francisco bay area, in the Sacramento area and in other areas outside of its primary service area, including Arizona and Nevada.

The Bank of Hemet offers a full range of commercial, real estate, personal, home improvement, automobile and other installment and term loans. The Bank of Hemet’s primary lending focus has historically been and continues to be commercial real estate and construction lending.

Deposit services offered by The Bank of Hemet include personal and business checking and savings accounts, money market deposit accounts, certificates of deposit, and individual retirement accounts. Other operational services include safe deposit boxes, travelers checks, wire transfers, overdraft lines of credit, electronic banking for businesses, 24-hour telephone banking, merchant bankcard, automated clearing house origination, automatic teller machines on the Instant Teller, Maestro and Cirrus networks and other standard depository functions.

The Bank of Hemet’s primary service area is the area of California commonly referred to as the Inland Empire, a region primarily consisting of Riverside and San Bernardino counties. These counties are experiencing significant population and economic growth, much of which has been fueled by the migration of manufacturing, distribution and export service firms from adjacent Los Angeles, Orange and San Diego counties.

The Bank of Hemet’s wholly owned subsidiary, BankLink Corporation (“BankLink”), provided data processing services to The Bank of Hemet and three other banks. At December 31, 2000, BankLink had total assets of $873,000 and pre-tax earnings for the year ended December 31, 2000 of $207,000. The Bank of Hemet has four other subsidiaries which are not active.

The Bank of Hemet originates loans for its own portfolio. Lending activities include commercial real estate mortgage, real estate construction, commercial and consumer loans. The Bank of Hemet’s primary asset category continues to be its loan portfolio, which comprised 83.5% of average total assets in 2000. At December 31, 2000, The Bank of Hemet had no foreign loans outstanding and has not engaged in the business of making foreign loans.

Employees

At June 30, 2001, The Bank of Hemet employed a total of 79 full-time equivalent employees, including four executive officers. None is presently represented by a union or covered by a collective bargaining agreement. The Bank of Hemet believes its employee relations are excellent.

Properties

The following table sets forth information about The Bank of Hemet’s offices.

Location	Type of Office	Owned/Leased	Size	Since	Expiration

1600 E. Florida Avenue Hemet, California	Main Branch	Leased	7,200 sq. / ft	1988	March 2003
1555 W. Florida Avenue Hemet, California	Branch	Leased	5,300 sq. / ft	1986	November 2006
1497 S. San Jacinto Street San Jacinto, California	Branch	Leased	3,300 sq. / ft	1992	February 2004
56525 Highway 371 Anza, California	Branch	Owned	1,920 sq. / ft	1992
3715 Sunnyside Drive Riverside, California	Branch and Administrative Offices (1)	Owned	7,100 sq. / ft(2)	1993

(1)	These premises are occupied by The Bank of Hemet’s loan, note, human resources, marketing and finance departments. BankLink also occupies space in this building.

(2)	Includes enclosed parking area.

Aggregate annual rentals for The Bank of Hemet and its subsidiaries for leased premises were $347,000 for the year ended December 31, 2000.

Legal Proceedings

From time to time, The Bank of Hemet is a party to claims and legal proceedings arising in the ordinary course of business. The Bank of Hemet’s management is not aware of any material pending litigation proceedings to which it is a party or has recently been a party to, which will have a material adverse effect on the financial condition or results of operations of The Bank of Hemet.

Competition

The Bank of Hemet considers its primary service area to include Riverside and San Bernardino counties of California. The banking business is highly competitive in California, including this region. A number of major banks and savings and loan associations have offices in this area. They currently dominate loan and deposit origination. The Bank of Hemet also competes for deposits and loans with finance companies, industrial loan companies, securities and brokerage companies, mortgage companies, insurance companies, money market funds, credit unions and other financial institutions.

Major banks and savings and loan associations exercise certain competitive advantages over community banks like The Bank of Hemet. They can finance extensive advertising campaigns and offer the convenience of many retail outlets. Many offer certain services, such as trust and international banking services, which The Bank of Hemet does not offer directly. They are able to invest greater resources in technology, which may afford them economies of scale, particularly with respect to consumer financial services, by reason of their larger customer bases. In addition, these larger institutions are likely to have lower costs of capital and substantially higher lending limits.

To compete with larger financial institutions, The Bank of Hemet relies upon responsive handling of customer needs, local promotional activity, and personal contacts by its officers, directors and staff. For customers whose loan demands exceed The Bank of Hemet’s lending limits, The Bank of Hemet seeks to arrange funding on a participation basis with its correspondent banks or other independent commercial banks. The Bank of Hemet also assists customers requiring services not offered by it to obtain such services from its correspondent banks.

In commercial real estate lending, The Bank of Hemet competes against larger institutions. Management seeks to assert its competitive advantage in this market through its depth of experience and ability to respond in customized ways to the needs of its customers. In its deposit gathering, The Bank of Hemet competes by having convenient branches located in areas of high bank deposits per person, and by providing consumer-friendly environments at those branches.

Supervision and Regulation of The Bank of Hemet

General: The Bank of Hemet, as a California state-chartered member bank whose deposits are insured by the FDIC up to the maximum legal limits thereof, is subject to regulation, supervision and regular examination by the CDFI and the FDIC. The Bank of Hemet is also subject to provisions of the Federal Reserve Act and their regulations. The regulations of these various agencies govern most aspects of The Bank of Hemet’s business, including required reserves on deposits, investments, loans, certain of their check clearing activities, issuance of securities, payment of dividends, branching and numerous other matters. As a consequence of the extensive regulation of commercial banking activities in California and the United States, The Bank of Hemet’s business is particularly susceptible to changes in California and federal legislation and regulations which may have the effect of increasing the cost of doing business, limiting permissible activities or increasing competition.

Impact of Monetary Policies: Banking is a business which depends on interest rate differentials. In general, the difference between the interest paid by The Bank of Hemet on its deposits and its other borrowings and the interest received by The Bank of Hemet on loans extended to its customers and securities held in its portfolio, comprises the major portion of The Bank of Hemet’s earnings. These rates are highly sensitive to many factors which are beyond the control of The Bank of Hemet. Accordingly, the earnings and growth of The Bank of Hemet are subject to the influence of domestic and foreign economic conditions, including inflation, recession and unemployment.

The earnings and growth of The Bank of Hemet are affected not only by general economic conditions, both domestic and international, but also by the monetary and fiscal policies of the United States and its agencies, particularly the Federal Reserve Board. The Federal Reserve Board can and does implement national monetary policy such as seeking to curb inflation and combat recession, by its open market operations in U.S. Government securities, by adjusting the required level of reserves for financial institutions subject to reserve requirements and by varying the discount rates applicable to borrowings by banks from the Federal Reserve System. The actions of the Federal Reserve Board influence the growth of bank loans, investments and deposits and also affect interest rates charged on loans and paid on deposits. The nature and impact that future changes in fiscal or monetary policies or economic controls may have on The Bank of Hemet’s business and earnings cannot be predicted. In addition, adverse economic conditions could make a higher provision for loan losses a prudent course and could cause higher loan charge-offs, thus adversely affecting The Bank of Hemet’s net income.

Recent Legislation and Other Changes: From time to time, legislation is enacted which has the effect of increasing the cost of doing business, limiting or expanding permissible activities or affecting the competitive balance between banks and other financial institutions. Proposals to change the laws and regulations governing the operations and taxation of banks and other financial institutions are frequently made in Congress, in the California legislature and before various bank regulatory agencies. Certain of the potentially significant changes which have been enacted recently and others which are currently under consideration by Congress or various regulatory agencies are discussed below.

The Federal Reserve Board and the Secretary of the Treasury in January 2001 jointly adopted a final rule governing merchant banking investments made by financial holding companies. The rule implements provisions of the Gramm-Leach-Bliley Act discussed below that permit financial holding companies to make investments as part of a bona fide securities underwriting or merchant or investment banking activity. The rule provides that a financial holding company may not, without Federal Reserve Board approval, directly or indirectly acquire any additional shares, assets or ownership interests or make any additional capital contribution to any company the shares, assets or ownership interests of which are held by the financial holding company subject to the rule, if the aggregate carrying value of all merchant banking investments held by the financial holding company exceeds:

•	30 percent of the Tier 1 capital of the financial holding company, or

•	after excluding interests in private equity funds, 20 percent of the Tier 1 capital of the financial holding company.

A separate final rule will establish the capital charge of merchant banking investments for the financial holding company.

The American Homeownership and Economic Opportunity Act of 2000 was enacted in late 2000 and provides for certain regulatory and financial relief to depository institutions. With respect to savings and loan associations, the Home Owners’ Loan Act was amended to

•	repeal the savings association liquidity requirements, and

•	permit a savings and loan holding company with prior approval to acquire more than 5% of the voting shares of a nonsubsidiary savings association or nonsubsidiary savings and loan holding company.

With respect to national banks, the Banking Act of 1933 was amended to allow a national bank to

•	specifically reorganize into a bank holding company structure or merge with subsidiaries and nonbank affiliates

•	have more than 25 directors as may be allowed by the Comptroller,

•	have director terms of up to three years,

•	have a classified board, and

•	allow the repurchase of stock to prevent loss upon a previously contracted debt without having to dispose of it within a period of six months.

In addition, federal banking law was amended to authorize the Comptroller to waive the citizenship requirement for a minority of the directors on national bank board and to repeal the 20% surplus requirement for national banks. As to depository institutions, in general, the federal banking agencies are to develop a system for the electronic filing and dissemination of depository institution call reports.

The Gramm-Leach-Bliley Act (“GLBA”) was enacted in late 1999. GLBA, among other things, repeals the Glass-Steagall Act. The Glass-Steagall Act enacted in the depression era prohibited banks from affiliating with securities firms. In addition, GLBA allows for a new type of bank holding company under the Bank Holding Company Act. The new bank holding company will be allowed to engage in insurance and securities underwriting, merchant banking and insurance company portfolio investment activities. Currently, bank holding companies are strictly limited in the amount of insurance and securities underwriting activities in which they may engage.

GLBA also allows bank holding company companies to engage in any activity considered “financial” in nature or incidental to such financial activities. Under the existing Bank Holding Company Act, incidental activities are limited to those that are “banking” in nature or incidental to such banking activities.

Financial activities include, as well as lending, providing insurance as an agent, broker or as principal, issuing annuities, underwriting, and dealing in or making a market in securities. All insurance activities that are to be conducted must be conducted in compliance with applicable state laws. In connection with insurance sales the United States Supreme Court case of Barnett Bank of Marion County N.A. v. Nelson, 116 S. Ct. 1103 (1996) is followed by GLBA, and GLBA further provides that “no state may, by statute, regulation, order, interpretation, or other action, prevent or significantly interfere with the ability of an insured depository institution, or a subsidiary or affiliate thereof, to engage, directly or indirectly, either by itself or in conjunction with a subsidiary, affiliate, or any other party, in any insurance sales, solicitation, or cross-marketing activity.”

The Community Reinvestment Act provisions in GLBA require that any new bank holding company that is formed meet the conditions that all of the company’s insured depository institutions are well capitalized and well managed or received at least a satisfactory rating in the most recent Community Reinvestment Act examination.

Other key aspects of GLBA include the following:

•	streamlining bank holding company supervision by defining the roles of the Federal Reserve and other federal and state regulators;

•	prohibiting FDIC assistance to affiliates and subsidiaries of banks and thrifts;

•	allowing a national bank that is well capitalized and well managed to establish new operating subsidiaries that may engage in financial activities other than insurance underwriting, merchant banking, insurance company portfolio investments, real estate development and real estate investment, so long as the aggregate assets of all financial subsidiaries do not exceed 45% of the parent’s assets or $50 billion, whichever is less;

•	permitting national banks to underwrite municipal bonds;

•	providing that securities activities conducted by a bank subsidiary will be subject to regulation by the Securities and Exchange Commission;

•	providing that insurance activities conducted by a bank subsidiary will be subject to regulation by the applicable state insurance authority;

•	replacing broker-dealer exemptions allowed to banks with limited exemptions;

•	providing that de novo unitary thrift holding company applications received by the Office of Thrift Supervision after May 4, 1999 shall not be approved;

•	providing that existing unitary thrift holding companies may only be sold to financial companies;

•	adopting new privacy provisions which allow customers to “opt out” of sharing nonpublic personal information with nonaffiliated third parties subject to certain exceptions;

•	requiring that ATM’s which impose a fee on noncustomers to disclose on the ATM screen the amount of the fee prior to a transaction becoming irrevocable on the ATM;

•	providing regulatory relief to smaller banks with less than $250 million in total assets with respect to the frequency of CRA examinations. The time between examinations may be as long as five years for small banks and savings and loans; and
•	requiring plain language for federal banking agency regulations.

On October 1, 1998, the FDIC adopted two new rules governing minimum capital levels that FDIC-supervised banks must maintain against the risks to which they are exposed. The first rule makes risk-based capital standards consistent for two types of credit enhancements (i.e., recourse arrangements and direct credit substitutes) and requires different amounts of capital for different risk positions in asset securitization transactions. The second rule permits limited amounts of unrealized gains on equity securities to be recognized for risk-based capital purposes.

In August 1997, Assembly Bill 1432 (“AB1432”) was signed into law, which provides for certain changes in the banking laws of California. Effective January 1, 1998 AB1432 eliminates the provisions regarding impairment of contributed capital and the assessment of shares when there is an impairment of capital. AB1432 now allows the California Department of Financial Institutions to close a bank, if the Department of Financial Institutions finds that the bank’s tangible shareholders’ equity is less than the greater of 3% of the bank’s total assets or $1 million. AB1432 also moved administration of the Local Agency Program from the California Department of Financial Institutions to the California State Treasurer’s office.

It is impossible to predict what effect the enactment of certain of the above-mentioned legislation will have on The Bank of Hemet and on the financial institutions industry in general. Moreover, it is likely that other bills affecting the business of banks may be introduced in the future by the United States Congress or California legislature.

Capital Ratios

As of June 30, 2001, The Bank of Hemet’s leverage ratio was 7.98%, its Tier 1 risk-based capital ratio was 9.09%, and its total risk-based capital ratio was 10.09%. Based upon these capital ratios and The Bank of Hemet’s standing with the FDIC, The Bank of Hemet is considered a well capitalized institution.

Selected Financial Information

The following tables present selected historical consolidated financial data, including per share information, for The Bank of Hemet. The following financial data should be read in conjunction with the consolidated financial statements of The Bank of Hemet and the notes to such statements.

	Six Months Ended
	June 30		At or for the year ended December 31,
(Dollars in thousands, except
per share information)	2001	2000	2000	1999	1998	1997	1996

Results of operations
Interest income	$11,382	$10,738	$22,459	$19,381	$19,416	$18,991	$19,127
Interest expense	5,915	5,040	10,967	8,740	9,185	8,946	8,823
Net interest income	5,467	5,698	11,492	10,641	10,231	10,045	10,304
Provision for loan losses	0	0	0	0	0	250	988
Noninterest income	776	899	1,709	1,825	1,363	1,204	1,248
Noninterest expense	3,745	4,129	7,901	7,810	6,736	6,200	8,182
Net income	1,463	1,445	3,101	2,708	2,823	2,802	1,373
Balance sheet (end of period)
Total assets	$292,207	$272,394	$292,234	$270,269	$252,877	$241,323	$234,257
Total loans	247,361	229,446	242,769	220,992	207,802	192,287	187,441
Allowance for loan losses	2,572	2,432	2,466	2,416	2,232	2,116	2,241
Nonperforming loans(1)	1	754	56	705	1,581	2,902	2,993
Other real estate owned	2	0	2	54	77	779	2,180
Total deposits	267,228	241,779	267,844	246,671	230,385	219,211	212,268
Shareholders’ equity	23,268	22,035	22,724	21,606	21,024	20,228	20,102
Balance sheet (period average)
Total assets	$292,373	$270,948	$276,434	$259,214	$248,297	$236,297	$231,532
Total loans	244,606	226,234	230,944	210,878	196,675	187,298	184,307
Earning assets	283,511	262,079	267,089	250,343	238,910	226,311	219,822
Total deposits	267,716	246,263	251,847	236,212	226,228	214,291	209,938
Shareholders’ equity	23,083	21,837	22,151	21,370	20,594	20,146	20,130
Capital ratios
Leverage ratio	7.98%	8.18%	7.97%	8.21%	8.31%	8.53%	8.66%
Tier 1 risk-based capital	9.09%	9.45%	9.13%	9.57%	9.99%	10.43%	10.77%
Total risk-based capital	10.09%	10.49%	10.12%	10.64%	11.06%	11.53%	11.97%
Asset quality ratios
Nonperforming loans/ total loans(1)	0.00%	0.33%	0.02%	0.32%	0.76%	1.51%	1.60%
Nonperforming assets/ total assets(2)	0.00%	0.28%	0.02%	0.28%	0.66%	1.53%	2.21%
Allowance for loan losses/ nonperforming loans	>1000%	322.56%	>1000%	342.94%	141.16%	72.90%	74.86%
Allowance for loan losses/ total loans	1.04%	1.06%	1.02%	1.09%	1.07%	1.10%	1.20%

	Six Months Ended June 30,		At or for the year ended December 31,
(Dollars in thousands, except
per share information)	2001	2000	2000	1999	1998	1997	1996

Performance ratios
Return on average assets*	1.00%	1.07%	1.12%	1.04%	1.14%	1.19%	0.59%
Return on average equity*	12.67%	13.24%	14.00%	12.67%	13.71%	13.91%	6.82%
Net interest margin(3)	3.86%	4.35%	4.30%	4.25%	4.28%	4.44%	4.69%
Net interest spread(4)	2.95%	3.48%	3.40%	3.39%	3.37%	3.55%	3.90%
Average total loans to average total deposits	91.37%	91.87%	91.70%	89.27%	86.94%	87.40%	87.79%
Efficiency ratio(5)	60.00%	62.58%	59.85%	62.65%	58.10%	55.11%	70.83%
Per share information
Basic earnings(6)	$1.68	$1.67	$3.58	$3.19	$3.34	$3.25	$1.53
Diluted earnings(7)	$1.67	$1.66	$3.56	$3.15	$3.23	$3.15	$1.53
Common stock dividends declared	$1.20	$1.20	$2.40	$2.80	$2.40	$1.50	$1.00
Dividend payout ratio(8)	71.24%	71.87%	67.04%	87.76%	71.80%	46.20%	65.40%
Common stock book value	$26.68	$25.42	$26.22	$24.97	$24.90	$23.96	$22.46
Common shares outstanding at period end(9)	871,970	866,820	866,820	865,252	844,252	844,252	894,901
Weighted average common shares outstanding(10)	868,283	865,533	866,176	848,627	844,252	863,262	881,705

*	Annualized for interim periods.

(1)	Nonperforming loans consist of loans on nonaccrual and loans past due 90 days or more.

(2)	Nonperforming assets consist of nonperforming loans and other real estate owned.

(3)	Net interest margin is net interest income expressed as a percentage of average total interest-earning assets.

(4)	Net interest spread is the difference between the yield on average total interest-earning assets and cost of average total interest-bearing liabilities.

(5)	The efficiency ratio is the ratio of noninterest expense to the sum of net interest income before provision for loan losses and total noninterest income.

(6)	Basic earnings per share is computed by dividing net income by the weighted average number of shares outstanding during the period.

(7)	Diluted earnings per share reflects the potential dilution that would occur if securities or other contracts to issue common stock were exercised or converted into the common stock or resulted in the issuance of common stock that then shared in earnings.

(8)	The dividend payout ratio consists of the common stock dividends paid per share of common stock divided by basic earnings per share of common stock.

(9)	Based on shares outstanding at period end, excluding shares issuable upon exercise of outstanding options.

(10)	Weighted average number of shares of common stock outstanding for the period, excluding shares issuable upon exercise of outstanding options.

Price Range and Dividends for The Bank of Hemet’s Common Stock

The Bank of Hemet’s common stock is registered with the FDIC under the Securities Exchange Act of 1934. The Bank of Hemet common stock is not listed on a national exchange, and there is no established public market for The Bank of Hemet common stock. The Bank of Hemet management is not aware of any market makers for The Bank of Hemet common stock. The high and low sales prices and per share cash dividends on The Bank of Hemet common stock are provided in the chart below. The source of information for the high and low sales prices for the chart below was from the Internet at Yahoo and PC Quote. The Bank of Hemet on July 26, 2001 commenced an issuer tender offer for shareholders to tender shares of The Bank of Hemet common stock at $44.00 per share, net to the seller. The issuer tender offer was concluded on October 5, 2001, and The Bank of Hemet accepted for tender 70,000 shares.

1999	High	Low	Dividend(1)

First quarter	$44.25	$38.00	$0.60
Second quarter	$44.00	$38.00	$0.60
Third quarter	$38.38	$33.00	$0.60
Fourth quarter	$36.00	$31.00	$1.00

2000
First quarter	$32.50	$26.50	$0.60
Second quarter	$31.00	$27.59	$0.60
Third quarter	$33.00	$28.75	$0.60
Fourth quarter	$34.25	$31.00	$0.60

2001
First Quarter	$36.00	$32.00	$0.60
Second Quarter	$39.50	$34.25	$0.60
Third Quarter	$42.00	$38.00	$0.60

(1)	The Bank of Hemet did not pay any stock dividends in the periods indicated.

As of September 24, 2001, there were approximately 526 stockholders of record of The Bank of Hemet’s common stock of record.

The frequency and amount of dividends to be paid are determined by The Bank of Hemet’s board of directors. In issuing dividends, the board of directors considers the experience and expectations of The Bank of Hemet, including net income generated, strategic plans, and the level of capital of The Bank of Hemet.

Unaudited Pro Forma Capitalization

The following table sets forth the unaudited actual capitalization of The Bank of Hemet at June 30, 2001 actual and pro forma for the effect of the issuer tender offer, the proposed capitalization of Hemet Merger Company and Hemet Bancorp immediately prior to completion of the reorganization, and the pro forma capitalization of The Bank of Hemet and Hemet Bancorp on a consolidated basis to reflect the completion of the reorganization.

					Pro Forma of
					Hemet Bancorp
	The Bank of	The Bank of	Hemet	Hemet	and The Bank of
	Hemet(1)	Hemet(2)	Merger Company(3)	Bancorp(4)	Hemet

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Shareholders’ Equity:
Common stock	$4,139,000	$974,000	$100	$150	$974,000
Other capital accounts	19,129,000	19,129,000	0	0	19,129,000

Total	$23,268,000	$20,103,000	$100	$150	$20,103,000

Per Share Data:
Common stock
Authorized	20,000,000	20,000,000	1,000,000	10,000,000	10,000,000
Outstanding	871,970	801,970	100	100	801,970

(1)	Capital stock and outstanding shares are stated as of June 30, 2001.

(2)	Common stock and outstanding shares are stated as of June 30, 2001, adjusted to reflect the repurchase of 70,000 shares in the Bank’s tender offer at $44.00 per share, plus offering expenses of $85,000, for a reduction in common stock of $3,165,000. Funding for the tender offer was obtained by a loan from Feather River State Bank in the amount of $3,000,000.

(3)	Funds to capitalize Hemet Merger Company were obtained by issuing 100 shares to Hemet Bancorp for $100. At the time of the reorganization, Hemet Bancorp will receive $100, and the shares of Hemet Merger Company common stock will be exchanged for shares of The Bank of Hemet common stock.

(4)	Initial funding of Hemet Bancorp was obtained by a loan in the amount of $35,000 and the issuing of a total of 100 shares of Hemet Bancorp for the sum of $150.00. Upon completion of the reorganization, the loan will be repaid and the 100 shares will be repurchased by Hemet Bancorp.

Financial Statements and Related Matters

The Bank of Hemet’s audited statements of condition as of December 31, 2000 and 1999 and related audited statements of earnings, changes in stockholders’ equity and cash flows for each of the years ended December 31, 2000 and 1999, prepared in conformity with generally accepted accounting principles, report of independent public accountants are set forth in The Bank of Hemet’s 2000 Annual Report to Shareholders which is being delivered with this written consent solicitation statement/prospectus. The Bank of Hemet’s 10-Q for June 30, 2001 is also being delivered with this written consent solicitation statement/prospectus.

The Bank of Hemet’s filings under the Securities Exchange Act of 1934 including 10-K’s, 10-Q’s, 8-K’s and other filings may be inspected and copied at the public reference facilities of the FDIC, Registration and Disclosure, located at 1776 F Street NW, Room 6043, Washington, D.C. 20429. Copies may also be obtained by mail, upon payment of the FDIC’s nominal fees, if any by writing to Ms. Marcia Fields, Room F-6043, FDIC, 550 17th Street NW, Washington, D.C. 20429, telephone (202) 898-8913, facsimile (202) 898-3909. Call reports of The Bank of Hemet may be obtained from the FDIC at its website at “www.fdic.gov”. The SEC’s website for Hemet Bancorp filings with the SEC may be obtained at “www.sec.gov”.

The first annual meeting of Hemet Bancorp will be held sometime in late May 2002, and the deadline for shareholder proposals for that meeting is February 1, 2002. Shareholder proposals should be addressed to Ms. Leslie Besic at The Bank of Hemet, 3715 Sunnyside Drive, Hemet, California 92506.

Legal Matters

Certain legal matters in connection with the issuance of the shares of Hemet Bancorp’ common stock will be passed upon by Gary Steven Findley & Associates, Anaheim, California.

Exhibit A

Plan of Reorganization and Merger Agreement

     This Plan of Reorganization and Merger Agreement (“Agreement”) is made and entered into as of this      day of      , 2001 by and between The Bank of Hemet (the “Bank”) and Hemet Merger Company (“Subsidiary”), to which Hemet Bancorp (the “Holding Company”) is a party.

RECITALS AND UNDERTAKINGS

     A. The Bank is a California banking corporation with its head banking office in Hemet, County of Riverside, State of California. Subsidiary and the Holding Company are each corporations duly organized and existing under the laws of the State of California with their principal offices in Riverside, County of Riverside, State of California.

     B. As of the date hereof, the Bank has      shares of no par value common stock authorized and      shares outstanding. It is anticipated that prior to the Effective Date (as defined in Section 1.2 herein), the Bank will have no more than      shares outstanding, reflecting the number of shares of common shares outstanding as of the date of this Agreement (     ) plus the possible exercise of all stock options presently granted but unexercised (     ).

     C. As of the date hereof, Subsidiary has an authorized maximum number of shares of capital stock of 1,000 shares, and at the Effective Date of the merger 100 of such shares will be issued and outstanding, all of which shares will be owned by the Holding Company.

     D. As of the date hereof, the Holding Company has an authorized maximum number of shares of capital stock consisting of 10,000,000 shares of no par value common stock, 100 of which will be outstanding at the time of the merger referred to herein.

     E. The Boards of Directors of the Bank and Subsidiary have, respectively, approved this Agreement and authorized its execution, and the Board of Directors of the Holding Company has approved this Agreement, undertaken that the Holding Company shall join in and be bound by it, and authorized the undertakings hereinafter made by the Holding Company.

     F. The parties intend by this Agreement to set forth the terms and conditions of a “reorganization” under Sections 368(a)(1)(A) and 368(a)(2)(E) of the Internal Revenue Code of 1986, as amended.

     NOW, THEREFORE, in consideration of the mutual agreements of the parties contained herein, the parties hereby agree as follows:

Section 1. General

     1.1 The Merger. On the Effective Date, Subsidiary shall be merged into the Bank, and the Bank shall be the surviving corporation (the “Surviving Corporation”) and a subsidiary of the Holding Company, and its name shall continue to be “The Bank of Hemet.”

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     1.2 Effective Date. This Agreement shall become effective at the close of business on the day on which this Agreement shall have been filed with the Secretary of State of the State of California in accordance with Section 1103 of the California General Corporation Law (the “Effective Date”).

     1.3 Articles of Incorporation and Bylaws. On the Effective Date, the Articles of Incorporation of the Bank, as in effect immediately prior to the Effective Date, shall be and remain the Articles of Incorporation of the Surviving Corporation; the Bylaws of the Bank shall be and remain the Bylaws of the Surviving Corporation until altered, amended or repealed; the certificate of authority of the Bank issued by the Commissioner of the California Department of Financial Institutions (“CDFI”) shall be and remain the certificate of authority of the Surviving Corporation; and the Bank’s insurance of deposits coverage by the Federal Deposit Insurance Corporation (“FDIC”) shall be and remain the deposit insurance of the Surviving Corporation.

     1.4 Directors and Officers of the Surviving Corporation. On the Effective Date, the directors and officers of the Bank immediately prior to the Effective Date shall be and remain the directors and officers of the Surviving Corporation. Directors of the Surviving Corporation shall serve until the next annual meeting of shareholders of the Surviving Corporation or until such time as their successors are elected and have qualified.

     1.5 Effect of the Merger.

          a. Assets and Rights. Upon the merger becoming effective, all rights, privileges, franchises and property of Subsidiary, and all debts and liabilities due or to become due to Subsidiary, including things in action and every interest or asset of conceivable value or benefit, shall be deemed fully and finally and without any right of reversion transferred to and vested in the Surviving Corporation without further act or deed, and the Surviving Corporation shall have and hold the same in its own right as fully as the same was possessed and held by Subsidiary.

          b. Liabilities. Upon the merger becoming effective, all debts, liabilities, and obligations due or to become due of, and all claims or demands for any cause existing against Subsidiary shall be and become the debts, liabilities, obligations of, and the claims and demands against, the Surviving Corporation in the same manner as if the Surviving Corporation had itself incurred or become liable for them.

          c. Creditors’ Rights and Liens. Upon the merger becoming effective, all rights of creditors of Subsidiary, and all liens upon the property of Subsidiary, shall be preserved unimpaired, limited in lien to the property affected by the liens immediately prior to the time of the merger.

          d. Pending Actions. Upon the merger becoming effective, any action or proceeding pending by or against Subsidiary shall not be deemed to have abated or been discontinued, but may be prosecuted to judgment, with the right to appeal or review as in other cases, as if the merger had not taken place or the Surviving Corporation may be substituted for Subsidiary.

     1.6 Further Assurances. The Bank and Subsidiary each agree that at any time, or from time to time, as and when requested by the Surviving Corporation, or by its successors and assigns, it will execute and deliver, or cause to be executed and delivered in its name by its last acting officers, or by the corresponding officers of the Surviving Corporation, all such conveyances, assignments,

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transfers, deeds or other instruments, and will take or cause to be taken such further or other action as the Surviving Corporation, its successors or assigns may deem necessary or desirable, in order to evidence the transfer, vesting or devolution of any property right, privilege or franchise or to vest or perfect in or confirm to the Surviving Corporation, its successors and assigns, title to and possession of all the property, rights, privileges, powers, immunities, franchises and interests referred to in this Section 1 and otherwise to carry out the intent and purposes hereof.

Section 2. Capital Stock of the Surviving Corporation

     2.1 Stock of Subsidiary. Upon the merger becoming effective, the shares of capital stock of Subsidiary issued and outstanding immediately prior to the Effective Date shall thereupon be converted into and exchanged by the Holding Company for 100 shares of fully paid and nonassessable common stock of the Bank as the Surviving Corporation.

     2.2 Stock of the Bank. Upon the merger becoming effective, each and every share of common stock of the Bank issued and outstanding shall, by virtue of the merger and without any action on the part of the holders thereof, be exchanged for and converted into one share of fully paid and nonassessable common stock of the Holding Company, without par value.

     2.3 Exchange of Stock. Upon the merger becoming effective:

          a. the shareholders of record of the Bank shall be entitled to receive and shall be allocated one share of common stock of the Holding Company for each share of common stock of the Bank;

          b. the Holding Company shall issue the shares of its common stock which the shareholders of the Bank shall be entitled to receive; and

          c. each holder of a certificate representing shares of common stock of the Bank shall, upon presentation of such certificate for surrender to the Holding Company, be entitled to receive in exchange thereof, a certificate or certificates representing the number of shares of common stock of the Holding Company to which such holder shall be entitled. Until so surrendered, each outstanding certificate which prior to the merger represented shares of common stock of the Bank shall be deemed, for all corporate purposes, to evidence ownership of an equal number of shares of common stock of the Holding Company. On and after the Effective Date, each issued and outstanding share of common stock of the Bank shall represent one (1) share of common stock of the Holding Company. Such certificates may, but need not be, surrendered and exchanged by the holders thereof after the Effective Date, for new certificates representing the number of shares of common stock of the Holding Company to which the shareholders are entitled as set forth in this Agreement. Certificates evidencing ownership of shares of common stock of the Holding Company shall be issued to the holders of lost or destroyed shares of common stock of the Bank upon presentation to the Holding Company of such evidence of ownership and agreement of indemnity as the Holding Company may reasonably require.

     2.4 Stock Options. Upon and by reason of the merger becoming effective, the options to purchase shares of common stock of the Bank which have been granted by the Bank pursuant to The Bank of Hemet Stock Option Plan shall be deemed to be options granted by the Holding Company and the obligations of the Bank with respect thereto shall be assumed by the Holding

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Company with the same terms and conditions, and each option to acquire one share of common stock of the Bank which is not exercised prior to the Effective Date, shall be deemed to be an option to acquire one share of common stock of the Holding Company.

Section 3. Approvals

     3.1 Shareholder Approval. This Agreement shall be submitted to the shareholders of the Bank and Subsidiary for ratification and approval in accordance with the applicable provisions of law.

     3.2 Regulatory Approvals. The parties shall obtain the waivers, consents and approvals of all regulatory authorities as required by law for consummation of the merger and plan of reorganization on the terms herein provided, including, without being limited to, those consents and approvals referred to in Paragraph 4.1b.

Section 4. Conditions Precedent, Termination and Payment of Expenses

     4.1 Conditions Precedent to the Merger. Consummation of the merger is conditioned upon:

          a. ratification and approval of this Agreement by the shareholders of the Bank and Subsidiary, as required by law;

          b. obtaining all other consents and approvals, and satisfaction of all other requirements prescribed by law which are necessary for consummation of the merger, including, but not limited to, approval of the FDIC, approval of the CDFI, approval of the Board of Governors of the Federal Reserve System under the Bank Holding Company Act, as amended, and any required action under the Securities Act of 1933 with respect to the securities of the Holding Company issuable upon consummation of the merger;

          c. obtaining all consents or approvals, governmental or otherwise, which are or, in the opinion of counsel for the Bank may be, necessary to permit or enable the Surviving Corporation, upon and after the merger, to conduct all or any part of the business and activities of the Bank up to the time of the merger, in the manner in which such activities and business are then conducted;

          d. the Bank’s obtaining for the Holding Company, prior to the Closing Date, a letter, in form and substance satisfactory to the Holding Company’s legal counsel, signed by each person who is an “affiliate” of the Bank for purposes of Rule 145 of the Securities and Exchange Commission to the effect that (i) such person will not dispose of any shares of common stock of the Holding Company to be received pursuant to the reorganization and merger, in violation of the Securities Act of 1933 or the rules and regulations of the Securities and Exchange Commission promulgated thereunder, or in any event prior to such time as financial results covering at least 30 days of post-merger combined operations have been published, and (ii) such person consents to the placing of a legend on the certificate(s) evidencing such shares referring to the issuance of such shares in a transaction to which Rule 145 is applicable and to the giving of stop-transfer instructions to the Holding Company’s transfer agent with respect to such certificate(s);

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          e. for the benefit of the Bank and unless waived, the Holding Company shall have received an opinion from a law firm or tax accounting firm, in form and substance satisfactory to both the Bank and the Holding Company, to the effect that: the merger of Subsidiary with and into the Bank and the exchange of shares of common stock of the Bank for shares of common stock of the Holding Company, as provided for herein, will be considered a reorganization within the meaning of Section 368(a)(1)(A) of the Code; no gain or loss will be recognized by the Bank pursuant to consummation of the merger; and no gain or loss will be recognized by the shareholders of the Bank upon the exchange of their shares of common stock of the Bank for shares of common stock of the Holding Company, as provided for herein; and

          f. performance by each party hereto of all of its obligations hereunder to be performed prior to the merger becoming effective.

     4.2 Termination of the Merger. If any condition in Paragraph 4.1 has not been fulfilled, or, if in the opinion of a majority of the Board of Directors of any of the parties:

          a. any action, suit, proceeding or claim has been instituted, made or threatened relating to the proposed merger which makes consummation of the merger inadvisable; or

          b. for any other reason consummation of the merger is inadvisable;

then this Agreement may be terminated at any time before the merger becomes effective. Upon termination, this Agreement shall be void and of no further effect, and there shall be no liability by reason of this Agreement or the termination thereof on the part of the parties or their respective directors, officers, employees, agents or shareholders, except as provided in Section 4.3 hereof.

     4.3 Expenses of the Merger. Subject to applicable federal laws and regulations, each party shall bear its own expenses of the merger, including filing fees, printing costs, mailing costs, accountants’ fees and legal fees.

Section 5. Miscellaneous

     5.1 Assignment. Neither party shall have the right to assign its rights or obligations under this Agreement.

     5.2 Execution. This Agreement may be executed in counterparts, each of which when so executed shall be deemed an original and such counterparts shall together constitute one and the same instrument.

     5.3 Governing Law. This Agreement is made and entered into in the State of California, and the laws of said State shall govern the validity and interpretation hereof.

     5.4 Entire Agreement. This Agreement contains the entire agreement between the parties hereto with respect to the plan of reorganization and merger and supersedes all prior arrangements or understandings with respect thereto.

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     IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized officers as of the day and year first above written.

The Bank of Hemet

By:

Its:	President

By:

Its:	Secretary

Hemet Merger Company

By:

Its:	President and Secretary

Hemet Bancorp

By:

Its:	President

By:

Its:	Secretary

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PART II

Item 20. Indemnification of Directors and Officers

The Articles of Incorporation and Bylaws of Hemet Bancorp (“Registrant”) provide for indemnification of agents including directors, officers and employees to the maximum extent allowed by California law including the use of an indemnity agreement. Registrant’s Articles further provide for the elimination of director liability for monetary damages to the maximum extent allowed by California law. The indemnification law of the State of California generally allows indemnification in matters not involving the right of the corporation, to an agent of the corporation if such person acted in good faith and in a manner such person reasonably believed to be in the best interests of the corporation, and in the case of a criminal matter, had no reasonable cause to believe the conduct of such person was unlawful. California law, with respect to matters involving the right of a corporation, allows indemnification of an agent of the corporation, if such person acted in good faith, in a manner such person believed to be in the best interests of the corporation and its shareholders; provided that there shall be no indemnification for: (i) amounts paid in settling or otherwise disposing of a pending action without court approval; (ii) expenses incurred in defending a pending action which is settled or otherwise disposed of without court approval; (iii) matters in which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which the proceeding is or was pending shall determine that such person is entitled to be indemnified; or (iv) other matters specified in the California General Corporation Law.

Registrant’s Bylaws provide that Registrant shall to the maximum extent permitted by law have the power to indemnify its directors, officers and employees. Registrant’s Bylaws also provide that Registrant shall have the power to purchase and maintain insurance covering its directors, officers and employees against any liability asserted against any of them and incurred by any of them, whether or not Registrant would have the power to indemnify them against such liability under the provisions of applicable law or the provisions of Registrant’s Bylaws.

Item 21. Exhibits

2.	Agreement and Plan of Reorganization and Merger by and between Registrant, Hemet Merger Company and The Bank of Hemet attached as Exhibit A to the proxy statement-prospectus contained in Part I of this Registration Statement

3.1	Articles of Incorporation of Registrant

3.2	Bylaws of Registrant

4.	Specimen form of certificate for Hemet Bancorp common stock

5.	Opinion re: legality

21.	Sole Subsidiary of the Registrant is Hemet Merger Company, a California corporation.

99.1	The Bank of Hemet’s Annual Report to Shareholders for 2000

23.1	Consent of Counsel is included with the opinion re: legality as Exhibit 5 to this Registration Statement.

99.1	The Bank of Hemet’s Annual Report to shareholders for 2000. No portion of such annual report is incorporated by reference in the written consent solicitation statement/prospectus and is provided for information purposes only.

Item 28. Undertakings

The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement;

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the Registration Statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by Registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

The undersigned Registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus with is part of the registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

Registrant undertakes that every prospectus: (i) that is filed pursuant to paragraph (1) immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Item 4, 10(b), 11, or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Riverside, California, on October 10, 2001.

Hemet Bancorp

/s/ James B. Jaqua

James B. Jaqua, President & CEO

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date indicated.

/s/ James B. Jaqua	,	Chairman and Principal	October 10, 2001
Executive Officer
James B. Jaqua

/s/ John B. Brudin	,	Director	October 10, 2001

John B. Brudin

/s/ Eric J. Gosch	,	Director	October 10, 2001

Eric J. Gosch

/s/ E. Kenneth Hyatt	,	Director	October 10, 2001

E. Kenneth Hyatt

/s/ Alan H. Lewis	,	Director	October 10, 2001

Alan H. Lewis

/s/ John J. McDonough	,	Director	October 10, 2001

John J. McDonough

	,	Director	October 10, 2001

Joseph D. Pehl

/s/ Catherine A. Frei	,	Principal Accounting &	October 10, 2001
Financial Officer
Catherine A. Frei

Exhibit Index

Exhibit
No.	Description

3.1	Articles of Incorporation of Registrant

3.2	Bylaws of Registrant

4.	Specimen form of certificate for Hemet Bancorp

5.	Opinion re: legality

99.1	The Bank of Hemet’s Annual Report to shareholders for 2000